SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                           INDUSTRIAL HOLDINGS, INC.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of class of securities)

                                   456160100
                                (CUSIP number)

                               JOHN L. THOMPSON
                            ST. JAMES CAPITAL CORP.
                          5599 SAN FELIPE, SUITE 301
                             HOUSTON, TEXAS 77056
                                (713) 993-4687
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               November 18, 1996
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

      Check the following box if a fee is being paid with this statement.  [ ]

      The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                              CUSIP No. 456160100


1     NAME OF REPORTING PERSONS                        St. James Capital Corp.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS           76-0478200

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [ ]
3     SEC USE ONLY

4     SOURCE OF FUNDS                                                    BK/WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                 [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

NUMBER OF               7     SOLE VOTING POWER                        835,000
SHARES
BENEFICIALLY            8     SHARED VOTING POWER                            0
OWNED BY
EACH                    9     SOLE DISPOSITIVE POWER                   835,000
REPORTING
PERSON WITH             10    SHARED DISPOSITIVE POWER                       0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                 835,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  16.5

14    TYPE OF REPORTING PERSON                                              CO

ITEM 1.     Security and Issuer.

St. James Capital Corporation, a Delaware corporation ("SJCC"), recently acquired beneficial ownership (the "Acquisition") of warrants to purchase 540,000 shares of the common stock, par value $.01 per share (the "Common Stock"), of Industrial Holdings, Inc., a Texas corporation ("IHI"). (Such warrants, together with the 295,000 shares of Common Stock and warrants to purchase Common Stock previously beneficially owned by SJCC, are collectively referred to as the "Shares"). IHI's executive offices are located at 7135 Ardmore, Houston, Texas 77054.

ITEM 2.     Identity and Background

SJCC is the general partner of St. James Capital Partners, L.P., a Delaware limited partnership (the "Partnership"). The directors of SJCC are Charles E. Underbrink, John L. Thompson, Alan D. Feinsilver, Todd M. Binet, Titus H. Harris, Jr. and William H. Wagner. The executive officers of SJCC are Messrs. Underbrink, Thompson, Feinsilver and Binet. The business address of SJCC and each of its executive officers is 5599 San Felipe, Suite 301, Houston, Texas 77056. The principal occupation of each of the executive officers and directors of SJCC is investment management and each is a citizen of the United States. Mr. Harris is the Chairman of the Board of Harris, Webb & Garrison, a regional investment banking firm with its principal business address at 5599 San Felipe, Suite 301, Houston, Texas 77057. Mr. Wagner is the Managing Director of SV Capital Management, a private equity firm with its principal business address at 200 Concord, Suite 620, San Antonio, Texas 78216. None of SJCC or its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.     Source and Amount of Funds or Other Consideration.

Of the funds used in the Acquisition, $1,600,000 came from current working capital and $1,900,000 came from borrowings under a line of credit with First Bank National Association of Minneapolis, Minnesota.

ITEM 4.     Purpose of Transaction.

The purpose of the Acquisition is an investment in IHI.

SJCC intends to review continuously its investment in IHI. Depending upon future evaluations of the business prospects of IHI and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, SJCC may determine from time to time to purchase additional shares of Common Stock, exercise the warrants or dispose of all or a portion of any shares of Common Stock acquired, or a combination thereof.

ITEM 5.     Interest in Securities of the Issuer.

SJCC beneficially owns the Shares, which represent 16.5% of the outstanding shares of Common Stock. SJCC has the sole power to vote and dispose the Shares. On November 18, 1996, the SJCC acquired in the Acquisition, warrants to purchase 540,000 shares of Common Stock at an exercise price of $7.00 per share of Common Stock. The limited partners of the Partnership may have the right to receive certain proceeds of the disposition of the Shares pursuant to the Partnership's Agreement of Limited Partnership (the "Partnership Agreement").

ITEM 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

The Partnership has entered into an Agreement of Purchase and Sale with IHI regarding the purchase of the Shares, which includes an agreement by the Partnership that it will not transfer the Shares in violation of the Securities Act of 1933 (the "Securities Act"). 620,000 of the Shares are issuable pursuant to warrants to purchase Common Stock beneficially owned by SJCC. The Partnership has also entered into the Registration Rights Agreement with IHI regarding the registration of the Shares under the Securities Act. SJCC and the limited partners of the Partnership are entitled to profits and losses resulting from any disposition of the Shares in accordance with the provisions of the Partnership Agreement. Except as set forth above, no contract, agreement, understanding or relationship related to the transfer or voting of any security, finder's fee, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.     Exhibits.

None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      NOVEMBER 26, 1996
                                                            (Date)

                                                    JOHN L. THOMPSON, PRESIDENT
                                                          (Name/Title)